Exhibit 99.3
Unaudited Condensed Interim Consolidated Financial Statements of
Concordia International Corp.
March 31, 2018

[2]

Concordia International Corp.
Unaudited Condensed Interim Consolidated Balance Sheets
(Stated in thousands of U.S. Dollars, except where otherwise stated)

As at	Mar 31, 2018	Dec 31, 2017
Assets
Current
Cash and cash equivalents	343,834	327,030
Accounts receivable (Note 5)	148,082	146,028
Inventory (Note 6)	70,480	76,716
Prepaid expenses	8,806	6,415
Income taxes recoverable	726	872
Other current assets	9,660	10,547
	581,588	567,608
Intangible assets (Note 7)	1,482,762	1,503,878
Goodwill (Note 8)	253,689	244,957
Fixed assets	3,612	3,426
Deferred income tax assets	2,975	2,466
Total Assets	2,324,626	2,322,335

Liabilities
Current
Accounts payable and accrued liabilities (Note 9)	255,906	201,913
Provisions (Note 10)	32,221	34,096
Income taxes payable	50,184	50,311
Current portion of long-term debt (Note 13)	3,703,357	3,688,418
Current portion of purchase consideration payable (Note 18)	6,986	1,835
Cross currency swap liability (Note 12)	114,431	114,431
	4,163,085	4,091,004
Purchase consideration payable (Note 18)	1,822	6,549
Deferred income tax liabilities	136,610	135,119
Other liabilities	165	176
Total Liabilities	4,301,682	4,232,848

Shareholders' Deficit
Share capital (Note 14)	1,283,100	1,283,083
Contributed surplus	54,012	52,757
Accumulated other comprehensive loss	(306,866)	(294,745)
Deficit	(3,007,302)	(2,951,608)
Total Shareholders' Deficit	(1,977,056)	(1,910,513)
Total Liabilities and Shareholders' Deficit	2,324,626	2,322,335
Realignment of Capital Structure and Going Concern (Note 2)
Commitments and Contingencies (Note 16)
Subsequent Events (Note 24)

Approved and authorized for issue by the Board of Directors on May 8, 2018.

''Rochelle Fuhrmann''	''Francis (Frank) Perier, Jr.''
Director (Signed)	Director (Signed)

The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements.

[3]

Concordia International Corp.
Unaudited Condensed Interim Consolidated Statements of Loss
(Stated in thousands of U.S. Dollars, except per share amounts and where otherwise stated)

	Three months ended
	Mar 31, 2018	Mar 31, 2017
Revenue (Note 10)	152,264	160,557
Cost of sales (Notes 6 & 22)	51,158	45,142
Gross profit	101,106	115,415

Operating expenses (Note 22)
General and administrative	12,178	13,748
Selling and marketing	9,798	9,752
Research and development	7,106	7,984
Acquisition related, restructuring and other	15,494	5,216
Share-based compensation	1,267	2,952
Amortization of intangible assets (Note 7)	65,607	56,717
Depreciation expense	470	488
Fair value (gain) loss	425	192
Total operating expenses	112,345	97,049

Operating income (loss)	(11,239)	18,366

Other income and expense
Interest and accretion expense (Note 13)	80,122	92,541
Interest income	(706)	(18,479)
Fair value (gain) loss on derivative financial instruments	—	27,314
Foreign exchange (gain) loss	1,341	990
Unrealized foreign exchange (gain) loss (Note 12)	(41,006)	(9,665)
Loss before tax	(50,990)	(74,335)

Income taxes
Current	4,440	5,736
Deferred	264	(1,247)
Net loss for the period	(55,694)	(78,824)

Loss per share (Note 15)
Basic loss per share	(1.09)	(1.54)
Diluted loss per share	(1.09)	(1.54)

The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements.

[4]

Concordia International Corp.
Unaudited Condensed Interim Consolidated Statements of Comprehensive Loss
(Stated in thousands of U.S. Dollars, except where otherwise stated)

	Three months ended
	Mar 31, 2018	Mar 31, 2017
Net loss for the period	(55,694)	(78,824)

Other comprehensive income (loss), net of tax
Amounts that will be reclassified to net loss
Cumulative translation adjustment	10,569	22,097
Net investment hedge of GBP denominated loans (net of taxes of $3,531) (2017 - $1,330)	(22,690)	(7,778)
Cross currency derivative financial instruments (net of taxes) (Note 12)	—	61
Other comprehensive income (loss) for the period, net of tax	(12,121)	14,380
Total comprehensive loss for the period	(67,815)	(64,444)

The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements.

[5]

Concordia International Corp.
Unaudited Condensed Interim Consolidated Statements of Changes in Deficit
(Stated in thousands of U.S. Dollars, except where otherwise stated)

	Share Capital
	Number of Shares	Amount	Contributed Surplus	Accumulated Other Comprehensive Loss	Deficit	Total Shareholders' Deficit
Balances, January 1, 2017	51,089,556	1,277,175	49,949	(343,824)	(1,360,873)	(377,573)
Exercise of share based compensation	226	5	(5)	—	—	—
Share based compensation expense	—	—	2,957	—	—	2,957
Net loss for the period	—	—	—	—	(78,824)	(78,824)
Net investment hedge of GBP denominated loans (net of taxes of $1,330)	—	—	—	(7,778)	—	(7,778)
Cross currency derivative financial instruments (net of taxes) (Note 12)	—	—	—	61	—	61
Cumulative translation adjustment	—	—	—	22,097	—	22,097
Balances, March 31, 2017	51,089,782	1,277,180	52,901	(329,444)	(1,439,697)	(439,060)

Balances, January 1, 2018	51,282,901	1,283,083	52,757	(294,745)	(2,951,608)	(1,910,513)
Exercise of share based compensation	673	17	(17)	—	—	—
Share based compensation expense	—	—	1,272	—	—	1,272
Net loss for the period	—	—	—	—	(55,694)	(55,694)
Net investment hedge of GBP denominated loans (net of taxes of $3,531)	—	—	—	(22,690)	—	(22,690)
Cumulative translation adjustment	—	—	—	10,569	—	10,569
Balances, March 31, 2018	51,283,574	1,283,100	54,012	(306,866)	(3,007,302)	(1,977,056)

The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements.

[6]

Concordia International Corp.
Unaudited Condensed Interim Consolidated Statements of Cash Flows
(Stated in thousands of U.S. Dollars, except where otherwise stated)

	Three months ended
	Mar 31, 2018	Mar 31, 2017
Cash flows from operating activities
Net loss for the period	(55,694)	(78,824)
Adjustments to reconcile net loss to net cash flows from operating activities:
Interest and accretion expense (Note 13)	80,122	92,541
Interest income	(706)	(18,479)
Depreciation and amortization (Note 7)	66,077	57,205
Share based compensation expense	1,267	2,952
Non-cash inventory fair value adjustments (Note 6)	—	311
Fair value (gain) loss (Note 18)	425	192
Income tax expense (recovery)	4,704	4,489
Fair value (gain) loss on derivative financial instruments (Note 12)	—	27,314
Unrealized foreign exchange (gain) loss	(41,006)	(9,665)
Contingent consideration paid	—	(8,635)
Income taxes paid	(6,722)	(5,240)
Income tax refunds	119	4,943
Other non-cash items	—	1,582
Changes in non-cash working capital (Note 23)	1,972	15,518
Net cash flows from operating activities	50,558	86,204
Cash flows used in investing activities
Purchase of fixed assets and development costs (Note 7)	(1,860)	(484)
Proceeds from sale of assets	3	—
Interest earned	274	167
Net cash flows used in investing activities	(1,583)	(317)
Cash flows used in financing activities
Repayment of long-term debt (Note 13)	(11,282)	(10,778)
Contingent consideration paid	—	(97,241)
Interest paid (Note 13)	(27,577)	(43,496)
Net cash flows used in financing activities	(38,859)	(151,515)
Net change in cash and cash equivalents	10,116	(65,628)
Effects of exchange rate changes on cash and cash equivalents	6,688	3,867
Cash and cash equivalents, beginning of period	327,030	397,917
Cash and cash equivalents, end of period	343,834	336,156

The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements.

[7]

Concordia International Corp.
Notes to Unaudited Condensed Interim Consolidated Financial Statements
(Stated in thousands of U.S. Dollars, except per share amounts and where otherwise stated)

1. Description of Business and General Information

Concordia International Corp. (the "Company", "Concordia", and together with its subsidiaries, the "Group") is an international specialty pharmaceutical company, owning or licensing, through its subsidiaries, a diversified portfolio of branded and generic prescription products. Concordia's business currently consist of two reportable segments, Concordia International and Concordia North America, as well as a Corporate cost centre.
The Concordia International segment operations are conducted through Concordia Investments (Jersey) Limited and certain of its subsidiaries ("Concordia International"). Concordia International is an international specialty pharmaceutical business, owning or licensing a diversified portfolio of branded and generic prescription products, which are sold to wholesalers, hospitals and pharmacies in over 90 countries.
The Concordia North America segment has a diversified product portfolio that focuses primarily on the United States pharmaceutical market. Concordia North America operations are conducted through Concordia Pharmaceuticals Inc., S.à R.L. ("CPI") and Concordia Laboratories Inc., S.à R.L. ("CLI"). CPI has a portfolio of branded products and authorized generic contracts. CLI owns Photofrin®, for the treatment of certain forms of rare cancer. CLI is currently focusing on the use of Photofrin® for the treatment of lung cancer in line with its approved indications.
Both the Concordia International and Concordia North America segments have products manufactured and sold through an out-sourced production and distribution network and marketed internationally through a combination of direct sales and local partnerships, except for Photofrin® distribution in the United States, which is completed by an affiliate of the Company. Manufacturing is outsourced to a network of contract manufacturers.
The Corporate cost centre consists of centralized costs incurred by the Company, as ultimate parent company of the Group.
Concordia's business does not experience a significant amount of seasonal variation in demand.
The Company’s shares are listed for trading on the Toronto Stock Exchange under the symbol "CXR" and are listed for trading on the NASDAQ Global Select Market® under the symbol "CXRX".
The registered and head office of the Company is located at 277 Lakeshore Rd. East, Suite 302, Oakville, Ontario, L6J 1H9.
These consolidated financial statements include trademarks that are protected under applicable intellectual property laws and are the property of Concordia or its affiliates or its licensors. Solely for convenience, the trademarks of Concordia, its affiliates and/or its licensors referred to in these financial statements may appear with or without the ® or TM symbol, but such references or the absence thereof are not intended to indicate, in any way, that the Company or its affiliates or licensors will not assert, to the fullest extent under applicable law, their respective rights to these trademarks. Any other trademarks used in these consolidated financial statements are the property of their respective owners.

[8]

Concordia International Corp.
Notes to Unaudited Condensed Interim Consolidated Financial Statements
(Stated in thousands of U.S. Dollars, except per share amounts and where otherwise stated)

2. Realignment of Capital Structure and Going Concern

In 2017, the Company announced as part of its long-term strategy an objective to realign its capital structure, which includes an intention to significantly reduce the Company’s existing secured and unsecured debt obligations. On October 20, 2017, as part of the Company’s efforts to realign its capital structure, the Company and one of its wholly-owned direct subsidiaries commenced a court proceeding (the “CBCA Proceedings”) under the Canada Business Corporation Act ("CBCA"). The CBCA is a Canadian corporate statute that includes provisions that allow Canadian corporations to restructure certain debt obligations, and is not a bankruptcy or insolvency statute. The preliminary interim order issued by the Ontario Superior Court of Justice (the "Court") provides a stay of proceedings, which continues to be effective, against any third party that is party to, or a beneficiary of, any loan, note, commitment, contract or other agreement with the Company or any of its subsidiaries, including the Company's debtholders, from exercising any rights or remedy or any proceeding, including, without limitation, terminating, demanding, accelerating, setting-off, amending, declaring in default or taking any other action under or in connection with any loan, note, commitment, contract, or other agreement of the Company and its subsidiaries on the terms set out in the Court order.
In connection with the Company's efforts to realign its capital structure and as contemplated by the CBCA Proceedings, the Company has elected to not make scheduled payments on the following debt obligations: payments under its 7% unsecured senior notes (Note 13 (d)); payments under its 9.5% unsecured senior notes (Note 13 (c)); and payments under its unsecured extended equity bridge facility (Note 13 (b)). During the CBCA Proceedings, the Company has been, and intends to, continue to make scheduled ordinary course interest and principal payments under its secured debt facilities (Note 13 (a) and (e)), as applicable. The commencement of the CBCA Proceedings and non-payment of the scheduled payments noted above resulted in events of default under the Company's credit facilities and the Company's cross currency swap agreements ("Currency Swaps"), and therefore the outstanding debt and Cross Currency Swap Liability (as defined below) have been presented as current liabilities. Refer to Notes 13 and 12 for additional details associated with events of default applicable under certain of the Company's credit facilities and Currency Swaps, respectively.
Proposed Recapitalization Transaction

On May 2, 2018, the Company announced a proposed transaction to realign its capital structure (the “Recapitalization Transaction”). The details of the Recapitalization Transaction are further described in the subsequent events note (refer to Note 24), and in the Company's term sheet dated as of May 1, 2018, the support agreement between the Company, certain subsidiaries of the Company, and certain holders of the Company’s secured debt and unsecured debt dated as of May 1, 2018 (the "Support Agreement") and the subscription agreement between the Company, certain subsidiaries of the Company, and certain holders of the Company’s secured debt and unsecured debt dated as of May 1, 2018 (the "Subscription Agreement").
A management information circular outlining all the key terms of the Recapitalization Transaction is expected to be mailed to relevant stakeholders prior to the scheduled June 19, 2018 meeting date where secured and unsecured debtholders and shareholders will vote on the approval of, among other things, the Company's CBCA Plan (as defined in Note 24). The Company believes the Recapitalization Transaction, once completed, will realign the Company's capital structure, and significantly reduce the Company's outstanding debt.
Upon completion of the Recapitalization Transaction, the Company expects to have New Secured Debt (as defined in Note 24) of approximately $1.4 billion and cash on hand in excess of $200 million, after payment of related advisor fees and recapitalization transaction costs.
Going Concern
Future liquidity and operations of the Company are dependent on the ability of the Company to restructure its debt obligations and to generate sufficient operating cash flows to fund its on-going operations. If the Company does not complete the realignment of its capital structure through the CBCA Plan described above and in Note 24, it will be necessary to pursue other restructuring strategies, which may include, among other alternatives, proceedings under the Companies Creditors Arrangement Act and / or a filing under the United States Bankruptcy

[9]

Concordia International Corp.
Notes to Unaudited Condensed Interim Consolidated Financial Statements
(Stated in thousands of U.S. Dollars, except per share amounts and where otherwise stated)

Code. The Company may not be able to restructure and reduce its debt obligations and this results in a material uncertainty that may cast significant doubt upon the Company’s ability to continue as a going concern.
These financial statements have been prepared on a going concern basis, which asserts the Company has the ability in the near term to continue to realize its assets and discharge its liabilities and commitments in a planned manner giving consideration to the above and expected possible outcomes. Conversely, if the going concern assumption is not appropriate, adjustments to the carrying amounts of the Company's assets, liabilities, revenues, expenses and balance sheet classifications may be necessary, and these adjustments could be material.
The Company had approximately $344 million of cash on hand as of March 31, 2018 (December 31, 2017 - $327 million) and believes it has sufficient liquidity in the near term to operate its business and meet its ordinary course financial commitments while it works toward implementing the Recapitalization Transaction.
3. Significant Accounting Policies

(a)	Basis of Presentation

These condensed interim consolidated financial statements for the three month period ended March 31, 2018 have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board ("IFRS") applicable to the preparation of interim financial statements including IAS 34, "Interim Financial Reporting". The condensed interim consolidated financial statements have been prepared under the historical cost convention, except for certain financial instruments that are measured at fair values. These condensed interim consolidated financial statements do not include all the information and disclosures required in the annual financial statements, and should be read in conjunction with Concordia's annual consolidated financial statements as at and for the year ended December 31, 2017.

The condensed interim consolidated financial statements are prepared in accordance with the accounting policies as set out in the Company's annual consolidated financial statements as at December 31, 2017, prepared in accordance with IFRS, except for the adoption of new and amended accounting standards as set out below in (d). The presentation of these condensed interim consolidated financial statements is consistent with the presentation of the annual consolidated financial statements. Refer to Note 4 for a discussion of the change in estimate relating to the amortization of certain intangible assets.

The condensed interim consolidated financial statements are prepared on a going concern basis and have been presented in U.S. dollars, which is also the Company’s functional currency.

(b)	Comparative Financial Information

Certain prior period balances have been re-classified to conform with the current period financial statement presentation.

(c)	Recent Accounting Pronouncements

The International Accounting Standards Board ("IASB") has not issued any significant new accounting standards that impact the Company that are not already described in the Company's annual financial statements for the year ended December 31, 2017.

(i)	Recent accounting pronouncements not yet adopted

The following pronouncements that may be significant to the Company were issued by the IASB or the IFRS Interpretations Committee. Those pronouncements that are not applicable or do not have a significant impact to the Company have been excluded from the summary below.

[10]

Concordia International Corp.
Notes to Unaudited Condensed Interim Consolidated Financial Statements
(Stated in thousands of U.S. Dollars, except per share amounts and where otherwise stated)

The following pronouncements have not yet been adopted by the Company and are being evaluated to determine the resultant impact, as summarized below:

Leases

IFRS 16, "Leases" ("IFRS 16"), sets out the principles for the recognition, measurement and disclosure of leases. IFRS 16 provides revised guidance on identifying a lease and for separating lease and non-lease components of a contract. IFRS 16 introduces a single accounting model for all lessees and requires a lessee to recognize right-of-use assets and lease liabilities for leases with terms of more than 12-months, unless the underlying asset is of low value. Under IFRS 16, lessor accounting for operating and finance leases will remain substantially unchanged. IFRS 16 is effective for annual periods beginning on or after January 1, 2019, with earlier application permitted for entities that apply IFRS 15. The Company is currently evaluating the impact of adopting this standard on the consolidated financial statements, however it does not expect the standard to have a significant impact due to the limited volume and magnitude of leases entered into by the Company.

Uncertainty over Income Tax Treatments

On June 7, 2017, the IASB issued IFRIC 23, Uncertainty over Income Tax Treatments ("IFRIC 23"). IFRIC 23 clarifies the application of recognition and measurement requirements in IAS 12, Income Taxes, when there is uncertainty over income tax treatments. The IFRIC 23 interpretation specifically addresses whether an entity considers uncertain tax treatments separately; the assumptions an entity makes about the examination of tax treatments by taxation authorities; how an entity determines taxable profit (tax loss), tax bases, unused tax losses, unused tax credits and tax rates; and how an entity considers changes in facts and circumstances. IFRIC 23 is effective for annual periods beginning on or after January 1, 2019, with earlier application permitted. The Company is currently evaluating the impact of adopting this standard on the consolidated financial statements.

(ii)	Recent accounting pronouncements adopted

Revenue Recognition

IFRS 15, "Revenue from Contracts with Customers" ("IFRS 15"), provides a comprehensive five-step revenue recognition model for all contracts with customers. IFRS 15 replaced IAS 18, "Revenue" ("IAS 18") which covered contracts for goods and services and IAS 11 which covered construction contracts. The IFRS 15 revenue recognition model requires management to exercise significant judgment and make estimates that affect revenue recognition. The new standard is based on the principle that revenue is recognized when control of a good or service transfers to a customer. The standard was effective January 1, 2018 and has been adopted by the Company using the modified retrospective approach.

[11]

Concordia International Corp.
Notes to Unaudited Condensed Interim Consolidated Financial Statements
(Stated in thousands of U.S. Dollars, except per share amounts and where otherwise stated)

Management has assessed the effects of applying the new standard on the Company's financial statements and has identified the following areas that were affected:

•
Accounting for variable consideration - IFRS 15 requires that the Company recognize revenue as performance obligations are satisfied to the extent there will not be a significant reversal in the future when the uncertainty surrounding any components of variable consideration is subsequently resolved. This had the potential to impact revenue recognition associated with the chargebacks, returns, rebates, prompt pay and other price adjustments components of contracts with the Company's customers. The Company recognizes variable consideration at the inception of the revenue recognition process, which is consistent with the Company's accounting policy under IAS 18, and therefore no impact was noted.

•
Accounting for sales to distributors - IFRS 15 requires that the Company recognize revenue upon the transfer of control to the customer, which requires the Company to apply judgment based on the indicators provided in the standard, that had the potential to impact the timing of revenue recognition. Under certain of the Company's arrangements associated with sales to distributors, revenue is not recognized until the product is sold to the end customer, either because inventory is on consignment at the distributor, or because the final selling price is not determinable until the product is sold to the end customer. The Company has determined that the timing of revenue recognition for sales to distributors is not impacted on adoption of IFRS 15.

Financial Instruments

The final version of IFRS 9, "Financial Instruments" ("IFRS 9"), was issued by the IASB in July 2014 and replaced IAS 39, "Financial Instruments: Recognition and Measurement". IFRS 9 introduces a model for classification and measurement, a single, forward-looking “expected loss” impairment model and a substantially reformed approach to hedge accounting. The new single, principle-based approach for determining the classification of financial assets is driven by cash flow characteristics and the business model in which an asset is held. The new model also results in a single impairment model being applied to all financial instruments, which will require more timely recognition of expected credit losses. It also includes changes in respect of own credit risk in measuring liabilities elected to be measured at fair value, so that gains caused by the deterioration of an entity’s own credit risk on such liabilities are no longer recognized in profit or loss. IFRS 9 was effective as at January 1, 2018.

The Company has reviewed its financial assets and financial liabilities with respect to new guidance under IFRS 9. Accordingly, the Company has determined the new guidance does not affect the classification and measurement of its financial assets. Additionally, the Company has determined that there is no impact on the accounting for its financial liabilities, as the new requirements only affect the accounting for financial liabilities that are designated at fair value through profit or loss and which are subject to fair value changes as a result of the entity's own credit risk.

The new impairment model for financial assets requires the recognition of impairment provisions based on expected credit losses rather than only incurred credit losses as is the case under IAS 39. It applies to financial assets classified at amortised cost, debt instruments measured at fair value through other comprehensive income, contract assets under IFRS 15, lease receivables, loan commitments and certain financial guarantee contracts. The Company has determined that there is not a significant increase in the loss allowance for accounts receivable as a result of adopting IFRS 9.

The Company has adopted the standard on the effective date of January 1, 2018. The standard has been implemented following the specific transitional requirements listed in the standard related to classification and measurement, impairments and hedge accounting. This results in prospective application.

[12]

Concordia International Corp.
Notes to Unaudited Condensed Interim Consolidated Financial Statements
(Stated in thousands of U.S. Dollars, except per share amounts and where otherwise stated)

Financial Instruments Disclosures

IFRS 7, "Financial Instruments: Disclosures" ("IFRS 7"), has been amended by the IASB to require additional disclosures on transition from IAS 39 to IFRS 9. The amendment to IFRS 7 is effective for periods beginning on or after January 1, 2018. The Company has reflected the additional disclosures in these condensed interim consolidated financial statements for the three month period ended March 31, 2018.

(d)	Changes in Accounting Policies

A number of new or amended accounting standards became applicable for the current reporting period and the Company had to change its accounting policies as a result of adopting the following standards:

•	IFRS 9, "Financial Instruments"

•	IFRS 15, "Revenue from Contracts with Customers"

The new accounting policies as a result of adoption of IFRS 9 and IFRS 15 are described below. The new accounting policies have been applied from January 1, 2018, where they are different to those applied in prior periods. IFRS 9 and IFRS 15 were adopted without restating comparative information.

(i)	Revenue Recognition

Revenue is recorded as net revenue and is recognized in the consolidated statement of loss when a contractual promise to a customer (performance obligation) has been fulfilled by transferring control over the promised goods to the customer, generally at the point in time of shipment to or receipt of the products by the customer. The amount of revenue to be recognized is based on the consideration the Company expects to receive in exchange for its goods. If a contract contains more than one performance obligation, the consideration is allocated based on the standalone selling price of each performance obligation.

The consideration the Company receives in exchange for its goods may be fixed or variable. Variable consideration is only recognized to the extent it is highly probable that a significant reversal will not occur when the uncertainty surrounding any components of variable consideration is subsequently resolved. The most common and significant elements of variable consideration include chargebacks, returns, rebates, prompt pay and other price adjustments. Refer to Note 4 for further details relating to these elements of variable consideration.

Revenue represents the amounts receivable after providing for the elements of variable consideration, including the deduction of discounts, allowances given, provisions for chargebacks, other price adjustments and accruals for estimated future rebates and returns. Provisions for revenue deductions are adjusted to actual amount as discounts, allowances, chargebacks, price adjustments, rebates and returns are processed. The provision represents estimates of the related obligations, requiring the use of judgment when estimating the effect of these sales deductions.

The Company operates in a number of different geographical segments, with different markets. Further detail by segment related to revenue recognition is described below:

Concordia North America segment

Revenue within the Concordia North America segment is primarily derived from two customer groups, those being wholesalers and Authorized Generic Partners (“AG Partners”). Revenue is recognized at the time of sale to the wholesaler and AG Partners as this is the point of transferring control over the promised goods to the customer, based on the following; 1) the wholesalers and AG Partners are responsible for setting their sales price to the final customer and collecting on their receivables; 2) the

[13]

Concordia International Corp.
Notes to Unaudited Condensed Interim Consolidated Financial Statements
(Stated in thousands of U.S. Dollars, except per share amounts and where otherwise stated)

Company can reliably measure the amount of revenue to be recognized (this includes the impact of gross to net adjustments, including expected returns, wholesaler and retail inventory levels, prescription data, current market trends, competitor activity and historical experience); 3) the wholesalers and AG Partners are responsible for managing their customers; and 4) costs associated with the sale have been incurred at the time the product is sold to the wholesaler and the AG Partner. Revenue related to Photofrin® is concentrated primarily within the United States and operates through distributors. The point of revenue recognition is at the time the distributors receive the product. Revenue is recognized at this time as the distributor has obtained control over the promised goods since they have no right of return, except for expired product (at which point they are entitled only to a replacement product), and full risk of ownership of the product has been transferred.

The Company also earns revenue from licensing and profit-sharing arrangements. Under these arrangements revenue is recognized as earned in accordance with the substance of the relevant agreement. Arrangements determined on a time basis are recognized on a straight-line basis over the period of the agreement. Arrangements that are based on production, sales and other measures are recognized at a point in time once the performance obligations are satisfied by reference to the underlying arrangement.

Royalty income is recognized over a period of time as the performance obligations are satisfied in accordance with royalty agreements.

Concordia International segment

The Concordia International segment is similar to the Concordia North America segment, as revenue is recognized at the time of sale to the wholesalers, hospitals and pharmacies, as this is the point of transferring control over the promised goods to the customer. The Concordia International segment is not subject to significant levels of gross to net adjustments. Revenue is recognized on either shipment or receipt by the customer depending on the contractual terms of the sales agreement.

(ii)	Trade Receivables

Trade receivables are initially recognized at their invoiced amounts. Provisions for doubtful trade receivables, recorded as allowance for doubtful accounts, are established using an expected credit loss model. The Company applies the simplified approach to providing for expected credit losses prescribed by IFRS 9, which permits the use of the lifetime expected loss provision for all trade receivables. These provisions represent the difference between the trade receivables' carrying amount in the consolidated balance sheet and the estimated net collectible amount. Charges for doubtful trade receivables are recorded as bad debt expense within selling and marketing expenses in the consolidated statement of loss.
4. Critical Accounting Estimates and Judgments and Key Sources of Estimation Uncertainty

The preparation of the condensed interim consolidated financial statements requires management to make a number of judgments, estimates and assumptions regarding recognition and measurement of assets, liabilities, income and expenses. Actual results may differ from these estimates.

In preparing these condensed interim consolidated financial statements, the significant judgments made by management in applying the group policies and the key sources of estimation uncertainty were the same as those applied to the consolidated annual financial statements for the year ended December 31, 2017.

Change in estimate
During the first quarter of 2018, the Company assessed the use of the straight line amortization method for certain intangible assets within the Concordia International and Concordia North America segments and determined

[14]

Concordia International Corp.
Notes to Unaudited Condensed Interim Consolidated Financial Statements
(Stated in thousands of U.S. Dollars, except per share amounts and where otherwise stated)

that, based on recent developments and historical patterns of commercial benefit, certain assets should be amortized based on a declining balance model to align with corresponding expected future cash flows.  Specifically, the Company determined that this method of amortization better reflects the pattern in which acquired product rights and manufacturing processes future economic benefits are expected to be realized by the Company. Products rights and manufacturing process assets are now predominantly amortized using the declining balance model.
This change in estimate resulted in an increase in amortization expense for the three month period ended March 31, 2018 of approximately $18 million. The impact for the remainder of the year is estimated to be approximately $55 million.
5. Accounts Receivable

As at	Mar 31, 2018	Dec 31, 2017
Accounts receivable	150,493	148,805
Allowance for doubtful accounts	(2,411)	(2,777)
Total	148,082	146,028

An aging of accounts receivable balances past due is as follows:

As at	Mar 31, 2018	Dec 31, 2017
Past due 1 - 30 days	4,648	6,280
Past due 31 - 60 days	2,049	2,642
Past due 61 - 120 days	2,588	3,070
Past due more than 120 days	3,080	3,344
Total	12,365	15,336

Amounts past due represent accounts receivable past due based on the customer's contractual terms. The net amounts past due are approximately $12 million, which is equivalent to 8% of the net accounts receivable balance as at March 31, 2018. The Company applies the simplified approach to providing for expected credit losses prescribed by IFRS 9, which permits the use of the lifetime expected loss provision for all trade receivables.
6. Inventory

As at	Mar 31, 2018	Dec 31, 2017
Finished goods	62,757	65,852
Raw materials	19,581	23,842
Work in process	13,126	9,511
Obsolescence reserve	(24,984)	(22,489)
Total	70,480	76,716

Inventory costs charged to cost of sales during the three month period ended March 31, 2018 were $39,977, respectively (2017 - $37,626). The three month expense includes $nil (2017 - $311) of non-cash fair value adjustments related to inventories acquired through the acquisition of four generic products and their associated global rights. The Company increased its reserve for obsolete inventory by $2,495 during the three month period ended March 31, 2018.

[15]

Concordia International Corp.
Notes to Unaudited Condensed Interim Consolidated Financial Statements
(Stated in thousands of U.S. Dollars, except per share amounts and where otherwise stated)

7. Intangible Assets

	Acquired Product Rights and Manufacturing Processes	Intellectual Property	Distribution Contracts	Supplier Contracts	In-Process Research and Development	All Other Intangibles	Total
Balances, January 1, 2018	1,381,631	26,185	16,683	68,805	9,269	1,305	1,503,878
Additions	—	—	—	—	1,169	39	1,208
Amortization	(57,255)	(410)	(1,522)	(6,229)	—	(191)	(65,607)
Impact of foreign exchange	39,460	—	636	2,602	564	21	43,283
Balances, March 31, 2018	1,363,836	25,775	15,797	65,178	11,002	1,174	1,482,762

During the first quarter of 2018, the Company assessed the use of the straight line amortization method for certain intangible assets and determined that, based on recent developments and historical patterns of economic benefit, certain assets should be amortized based on a declining balance model to align with corresponding expected future cash flows. Refer to Note 4 for a discussion of the change in estimate relating to the amortization of certain intangible assets.
8. Goodwill

Total
Balance, January 1, 2018	244,957
Impact of foreign exchange	8,732
Balance, March 31, 2018	253,689

9. Accounts Payable and Accrued Liabilities

As at	Mar 31, 2018	Dec 31, 2017
Trade payables	33,740	26,351
Accrued liabilities	63,035	68,994
Interest payable on long-term debt	159,131	106,568
Total	255,906	201,913
10. Provisions
The following table describes movements in the Company’s provisions balance by nature of provision:

	Chargebacks/Rebates/Co-pay	Returns	Inventory management	Prompt pay	Total
Balance, January 1, 2018	16,595	11,066	5,883	552	34,096
Additions	27,532	1,148	4,328	1,372	34,380
Utilization	(27,750)	(3,062)	(4,092)	(1,351)	(36,255)
Balance, March 31, 2018	16,377	9,152	6,119	573	32,221

The closing balance relates to provisions made to estimate the liabilities arising from chargebacks, rebates, returns and other price adjustments recorded as a reduction of revenue. Payments are expected within 12 months

[16]

Concordia International Corp.
Notes to Unaudited Condensed Interim Consolidated Financial Statements
(Stated in thousands of U.S. Dollars, except per share amounts and where otherwise stated)

from the balance sheet date. Invoices received for such charges and estimates are shown in the accounts payable when received. The provision is for the uninvoiced portion of the charges and estimates.
11. Income Taxes

There have been no material changes to tax matters in connection with reporting periods subsequent to the filing of the Company's consolidated annual financial statements for the year ended December 31, 2017. Refer to Note 12 in the Company’s consolidated annual financial statements for the year ended December 31, 2017 for a full description of the Company’s tax matters.

The Company is subject to income tax in numerous jurisdictions with varying tax rates. During the current period ended there was no material change to the statutory tax rates in the taxing jurisdictions where the majority of the Company’s income for tax purposes was earned or where its temporary differences or losses are expected to be realized or settled.

Although tax rates may not have changed materially, the impact of commercial decisions and market forces result in changes to the distribution of income for tax purposes amongst taxing jurisdictions that may result in a change of the tax rate applicable to such item of income or temporary difference.

The Company continues to believe the amount of unrealized tax benefits appropriately reflects the uncertainty of items that are or may in the future be under discussion, audit, dispute or appeal with a tax authority or which otherwise result in uncertainty in the determination of income for tax purposes. If appropriate, an unrealized tax benefit will be realized in the reporting period in which the Company determines that realization is not in doubt. Where the final determined outcome is different from the Company’s estimate, such difference will impact the Company’s income taxes in the reporting period during which such determination is made.
12. Cross Currency Swap Liability

The Company entered into the Currency Swaps as economic hedges of certain cash flows from its Concordia International segment denominated in Great British Pounds ("GBP") and long-term debt repayments denominated mainly in United States Dollars ("USD"). The Company determines for each derivative contract entered into whether hedge accounting will be applied at inception, which is based on the facts and circumstances of each contract.
Payments and contractual obligations under the Currency Swaps were with the same counterparty, however are settled on a gross basis. Therefore, the fair value of the pay and receive portions along with interest payable and receivable have been presented on a gross basis within the consolidated statement of loss and comprehensive loss and balance sheet.
On October 20, 2017, the Company was notified by the counterparty to the Currency Swaps that one or more events of default occurred under the Currency Swaps as a result of the Company obtaining a preliminary interim order from the Court pursuant to the arrangement provisions of the CBCA. As a result of the foregoing, the counterparty to the Currency Swaps designated October 23, 2017 as the early termination date with respect to all transactions under the Currency Swaps. The amount due on the date of termination on the Currency Swaps as asserted by the counterparty was $114,431 (the "Cross Currency Swap Liability"). Any demand for payment has been stayed by the preliminary interim order granted by the Court in the CBCA Proceedings. On May 2, 2018, in connection with the announcement of the Recapitalization Transaction, the Company agreed to the amount of the Cross Currency Swap Liability. The Cross Currency Swap Liability bears interest at a rate equal to the rate of interest due on the USD Term Loan (as defined below) and is payable with the same frequency and on the same date as such payments are made on the USD Term Loan, pursuant to the Concordia International Credit Agreement, subject to the terms of the termination agreement between the Company and the counterparty to the Currency Swaps. The Company has and continues to pay the foregoing interest associated with the Cross Currency Swap Liability pursuant to such termination agreement. The counterparty to the Cross Currency Swap Liability has entered into the Support Agreement with the Company in connection with the Recapitalization

[17]

Concordia International Corp.
Notes to Unaudited Condensed Interim Consolidated Financial Statements
(Stated in thousands of U.S. Dollars, except per share amounts and where otherwise stated)

Transaction, and pursuant to the Support Agreement will be entitled to the same treatment as the Company's Secured Debt as noted in Note 24.
During the three month period ended March 31, 2018, the Company incurred and recorded interest expense of $1,672 (2017 - $nil) related to the outstanding Cross Currency Swap Liability.

Unrealized foreign exchange (gain) loss

Unrealized foreign exchange gain for the three month period ended March 31, 2018 was $41,006 (2017 - $9,665). The primary component of the unrealized foreign exchange (gain) loss is the recognition of accumulated unrealized foreign exchange gains on certain inter-company loans associated with the Company's investment in the Concordia International segment. Prior to entering into the Currency Swaps, foreign exchange translation gains and losses on these inter-company loans were not included in the statement of loss given the loans formed part of the permanent investment in those subsidiaries. In entering into the Currency Swaps, certain inter-company loans became designated as hedged items, and subject to on-going repayment. Accordingly, the inter-company loans were no longer considered to be permanent investments in the related subsidiaries and changes in foreign exchange result in unrealized foreign exchange gains and losses recorded in the consolidated statement of loss. All such loans are eliminated on consolidation.
13. Long-term Debt

As at	Mar 31, 2018	Dec 31, 2017
Term Loan Facilities (a)
- USD Term Loan	1,054,625	1,061,500
- GBP Term Loan	672,900	651,086
Bridge Facilities (b)	100,832	100,832
9.5% Senior Notes (c)	790,000	790,000
7% Senior Notes (d)	735,000	735,000
9% Senior Secured Notes (e)	350,000	350,000
Total long-term debt	3,703,357	3,688,418
Less: current portion	(3,703,357)	(3,688,418)
Long-term portion	—	—

The commencement of the CBCA Proceedings during the fourth quarter of 2017 resulted in an event of default under the Concordia International Credit Agreement which includes the Term Loan (as defined below) facilities, the indentures governing the Company's 9% senior secured notes and 9.5% unsecured senior notes and the Currency Swaps. As a result of the foregoing events of default, a cross default was triggered under the indenture governing the 7% unsecured senior notes and the unsecured extended equity bridge facility, however any demand for payment of this debt has been stayed by the preliminary interim order granted by the Court in the CBCA Proceedings. The Company accelerated the accretion of the deferred financing fees associated with all of the Company's lending arrangements during the fourth quarter of 2017 and therefore there is no accretion expense related to deferred financing fees recorded during the first quarter of 2018.

During the CBCA Proceedings the Company has been and intends to continue to make scheduled, ordinary course interest and principal payments under its secured debt facilities, described in (a) and (e) below, and the Currency Swaps, as applicable. Conversely, during the CBCA Proceedings, the Company has not made scheduled payments on its unsecured debt facilities, described in (b), (c) and (d) below. Refer to Note 2 for a discussion on the stay of proceedings applicable to the Company's debt agreements.

(a)
On October 21, 2015 (the "Closing Date") the Company, through a wholly owned subsidiary, completed the acquisition of 100% of the outstanding shares of Amdipharm Mercury Limited (the "Concordia International Acquisition") from Cinven, a European private equity firm, and certain other sellers. To

[18]

Concordia International Corp.
Notes to Unaudited Condensed Interim Consolidated Financial Statements
(Stated in thousands of U.S. Dollars, except per share amounts and where otherwise stated)

finance the Concordia International Acquisition, the Company entered into a credit agreement (the "Concordia International Credit Agreement") on October 21, 2015 pursuant to which a syndicate of lenders made available secured term loans in the aggregate amounts of $1.1 billion in one tranche (the "USD Term Loan") and £500 million in a separate tranche (the "GBP Term Loan", and together with the USD Term Loan, the "Term Loans"). All obligations of the Company under the Term Loans are guaranteed by all current and future material subsidiaries of the Company and include security of first priority interests in the assets of the Company and its material subsidiaries. The Term Loans contain a maturity date of October 21, 2021, have variable interest rates and require quarterly principal repayments. During the three month period ended March 31, 2018, the Company made principal payments of $6,875 and £3,125 on the USD Term Loan and GBP Term Loan, respectively. The Term Loans may require certain principal repayments calculated by reference to the Company’s excess cash flow as defined in the Concordia International Credit Agreement, calculated annually in respect of the prior year. No payments calculated by reference to the Company's excess cash flow were required to be made in 2018 with respect to 2017. In addition, any payments that would be due as a result of the excess cash flow calculation would be stayed by the CBCA preliminary interim order. Interest rates on the Term Loans are calculated based on LIBOR plus applicable margins, with a LIBOR floor of 1%. Interest expense on the Term Loans for the three month period ended March 31, 2018 was $34,273 (2017 - $23,489). Commencing in 2017 the quarterly principal repayments on the Term Loans increased from a rate of 0.25% to 0.625%, and in 2019 increase to 1.25%.

(b)
On the Closing Date a syndicate of lenders also provided the Company with a senior unsecured equity bridge term loan facility of $135 million (the "Extended Bridge Loan") and a senior unsecured equity bridge term loan facility of $45 million, the latter of which was settled during the fourth quarter of 2017. All obligations of the Company under the Extended Bridge Loan, subject to certain customary exceptions, are guaranteed by all material subsidiaries of the Company. The Extended Bridge Loan has a seven year term to maturity and an interest rate of 9.5% for two years. As the Extended Bridge Loan was not repaid on October 21, 2017, the interest rate increased to 11.5%. Through to October 21, 2018, lenders holding the Extended Bridge Loan may make a proposal for an offering of new securities which may carry a weighted average effective yield that is up to 150 basis points greater than 11.5%. On or after October 21, 2018 the lenders holding the Extended Bridge Loan may request the exchange of the Extended Bridge Loan into bonds with a maturity date of October 21, 2022 and bearing interest of 11.5%. Interest expense that was accrued on the Extended Bridge Loan for the three month period ended March 31, 2018 was $3,552 (2017 - $3,193).

(c)
On the Closing Date, the Company issued at par $790 million 9.5% senior unsecured notes due October 21, 2022 (the "October 2015 Notes"). The October 2015 Notes require no payment of principal throughout their term. Interest on the October 2015 Notes is payable semi-annually on June 15th and December 15th of each year. Interest expense that was accrued on the October 2015 Notes for the three month period ended March 31, 2018 was $19,387 (2017 - $18,505).

(d)
In connection with the acquisition of a portfolio of products from Covis Pharma S.à R.L. and Covis Injectables S.à R.L. on April 21, 2015 (the "Covis Acquisition") the Company issued at par $735 million 7.00% senior unsecured notes due April 21, 2023 (the "Covis Notes"). The Covis Notes require no payment of principal throughout their term. Interest on the Covis Notes is payable semi-annually on April 15th and October 15th of each year. Interest expense that was accrued on the Covis Notes for the three month period ended March 31, 2018 was $12,792 (2017 - $12,792).

(e)
On October 13, 2016, the Company issued at par $350 million 9.00% senior secured first lien notes due April 1, 2022 (the "Secured Notes"). The Secured Notes require no payment of principal throughout their term. Interest on the Secured Notes is payable semi-annually on April 1st and October 1st of each year. Interest expense on the Secured Notes for the three month period ended March 31, 2018 was $7,972 (2017 - $7,767).

The fair value of long-term debt as at March 31, 2018 was $2.0 billion (December 31, 2017 - $1.9 billion).

The following table describes movements in the Company’s long-term debt balance:

[19]

Concordia International Corp.
Notes to Unaudited Condensed Interim Consolidated Financial Statements
(Stated in thousands of U.S. Dollars, except per share amounts and where otherwise stated)

Balance, January 1, 2018	3,688,418
Repayments	(11,282)
Impact of foreign exchange	26,221
Balance, March 31, 2018	3,703,357

Interest expense

	Three months ended
	Mar 31, 2018	Mar 31, 2017
Interest expense payable in cash	77,976	65,746
Interest expense on Currency Swaps (Note 12)	—	18,303
Interest expense on Cross Currency Swap Liability (Note 12)	1,672	—
Non-cash items:
Accretion of deferred financing fees	—	7,461
Other non-cash interest	474	1,031
Interest and accretion expense	80,122	92,541
14. Share Capital

The Company is authorized to issue an unlimited number of common shares.

	Number of Common Shares	$
Balances, January 1, 2018	51,282,901	1,283,083
Vesting of restricted share units	673	17
Balances, March 31, 2018	51,283,574	1,283,100

[20]

Concordia International Corp.
Notes to Unaudited Condensed Interim Consolidated Financial Statements
(Stated in thousands of U.S. Dollars, except per share amounts and where otherwise stated)

15. Loss Per Share

	Three months ended
	Mar 31, 2018	Mar 31, 2017
Net loss for the period attributable to shareholders	(55,694)	(78,824)

Weighted average number of common shares in issue	51,283,475	51,089,556
Adjustments for:
Dilutive stock options	—	1,732
Dilutive unvested shares	2,402,192	1,598,902
Weighted average number of fully diluted shares	53,685,667	52,690,190

Loss per share
Basic loss per share	(1.09)	(1.54)
Diluted loss per share	(1.09)	(1.54)

For the periods noted above, the computation of diluted loss per share is equal to the basic loss per share due to the anti-dilutive effect of the stock options and unvested shares.
16. Commitments and Contingencies

Lease Commitments
The Company has operating leases relating to rental commitments for its various office locations, an aircraft lease and computer and electronic equipment leases. The leases typically run for a period of a number of months up to five years.

The below table sets forth the Company’s obligations under operating leases:

Minimum Lease Payments
2018	3,154
2019	3,725
2020	1,972
2021	1,229
2022	969
Thereafter	905
11,954
On October 13, 2017, two subsidiaries of the Company, Concordia Pharmaceuticals (US), Inc. and Pinnacle Biologics, Inc. entered into an agreement with the Company’s former Chief Executive Officer to guaranty payments due under the officer’s employment agreement. The guaranteed amount due to the former Chief Executive Officer was paid subsequent to March 31, 2018. Refer to Note 24.

[21]

Concordia International Corp.
Notes to Unaudited Condensed Interim Consolidated Financial Statements
(Stated in thousands of U.S. Dollars, except per share amounts and where otherwise stated)

Guarantees
All directors and officers of the Company are indemnified by the Company for various items including, but not limited to, all costs to defend lawsuits or actions due to their association with the Company, subject to certain restrictions. The Company holds directors’ and officers’ liability insurance to mitigate the cost of any potential future lawsuits or actions.
In the normal course of business, the Company has entered into agreements that include indemnities in favour of third parties, such as purchase and sale agreements, confidentiality agreements, engagement letters with advisors and consultants, leasing contracts, license agreements, supply agreements, distribution agreements, information technology agreements and various product, service, data hosting and network access agreements. These indemnification arrangements may require the applicable Company entity to compensate counterparties for losses incurred by the counterparties as a result of breaches in representations, covenants and warranties provided by the particular Company entity or as a result of litigation or other third party claims or statutory sanctions that may be suffered by the counterparties as a consequence of the relevant transaction.
In connection with the acquisition of Zonegran®, the Company guaranteed the payment, performance and discharge of the purchaser's payment and indemnification obligations under the asset purchase agreement and each ancillary agreement entered into by the purchaser in connection therewith that contained payment or indemnification obligations. Pursuant to the asset purchase agreement entered into in connection with the Covis Acquisition (the "Covis Purchase Agreement") the Company guaranteed the purchaser's obligations under the Covis Purchase Agreement. Pursuant to the share purchase agreement entered into by the Company in connection with the Concordia International Acquisition, the Company guaranteed the obligations of the purchaser under the share purchase agreement and related transaction documents.

Litigation and Arbitration
From time to time, the Company becomes involved in various legal and administrative proceedings, which include product liability, intellectual property, commercial, antitrust, government and regulatory investigations, related private litigation and ordinary course employment-related issues. From time to time, the Company also initiates actions or files counterclaims. The Company could be subject to counterclaims or other suits in response to actions it may initiate. The Company believes that the prosecution of these actions and counterclaims is important to preserve and protect the Company, its reputation and its assets. Certain of these proceedings and actions are described below.

Unless otherwise indicated the Company cannot reasonably predict the outcome of these legal proceedings, nor can it currently estimate the amount of loss, or range of loss, if any, that may result from these proceedings. An adverse outcome in certain of these proceedings could have a material adverse effect on the Company's business, financial condition and results of operations, and could cause the market value of its common shares and/or debt securities to decline.

The Company and certain of its former executive officers are the subject of various class action complaints relating to the Company’s August 12, 2016 press release, whereby the Company revised its 2016 guidance.  The complaints allege that the Company issued false and misleading statements to investors and/or failed to disclose that: the Company was experiencing a substantial increase in market competition against its drug Donnatal®, and other products; as a result, Concordia’s financial results would suffer, and Concordia would be forced to suspend its dividend; and as a result Concordia’s statements about its business, operations and prospects were materially false and misleading and/or lacked a reasonable basis at all relevant times. The class action lawsuits have been consolidated into a single case and a motion to dismiss this action was filed by the Company on February 20, 2017. On March 21, 2017, the plaintiffs in this action filed a response to the motion to dismiss, and on April 5, 2017 the Company filed a reply to plaintiffs' response. On July 28, 2017, the United States District Court, Southern District of New York denied the motion to dismiss in part and granted it in part. On February 7, 2018, the plaintiffs filed a motion for class certification. The Company filed an opposition to the plaintiffs' motion for class certification on March 12, 2018, and the plaintiffs filed a reply in support of class certification on March 28, 2018.

[22]

Concordia International Corp.
Notes to Unaudited Condensed Interim Consolidated Financial Statements
(Stated in thousands of U.S. Dollars, except per share amounts and where otherwise stated)

The Company and certain of its former executive officers were also subject to a class action complaint alleging that the Company made false and/or misleading statements, as well as, failed to disclose material adverse facts about the Company's business operations and prospects, in the Company's Registration Statement, Prospectus and Supplemental Prospectus issued in connection with the Company's secondary offering completed on September 30, 2015. Specifically, the claim alleged that the statements were false and/or misleading and/or failed to disclose that: (i) the Company was experiencing a substantial increase in market competition against Donnatal®, and other products; (ii) consequently the Company's financial results would suffer and the Company would be forced to suspend its dividends; and (iii) as a result of the foregoing, the defendant's statements about the Company's business operations and prospects were false and misleading and/or lacked a reasonable basis. On June 27, 2017, the plaintiff in this action voluntarily dismissed the complaint on a without prejudice basis.

The Company and certain of its former executive officers and a former director are subject to a securities class action filed in Quebec, Canada. The amended statement of claim alleges that the Company failed to disclose adverse material facts relating to, and misrepresented, among other things, the Company's business model, growth platforms, proforma revenues and dividend payments in certain disclosures from March 23, 2016 to August 11, 2016. This class action has not yet been certified nor has leave to bring a statutory claim under securities legislation yet been granted. On June 15, 2017, the plaintiff in the action discontinued their claim against the Company's Board of Directors (other than the one former director) and certain of its former executive officers.

On October 19, 2017, a statement of claim was filed in Ontario, Canada against the Company and certain of its former executive officers on behalf of all persons and entities, other than persons resident in Quebec, Canada, which alleges substantially the same claims as the Quebec action described above. This class action has not yet been certified nor has leave to bring a statutory claim under securities legislation yet been granted.

On October 25, 2016, the Company announced that the UK Competition and Markets Authority (CMA) commenced an investigation into various issues in relation to the UK pharmaceutical sector, and that the Concordia International segment was part of the inquiry. The CMA’s investigation includes matters that pre-date Concordia’s ownership of the Concordia International segment and relates to the Company’s pricing of three products. On May 31, 2017, the Company announced that the CMA notified the Company that it was continuing its investigation after an initial stop/go decision. On November 21, 2017, the Company announced that the CMA issued a statement of objections to the Company, and the former owners of the Concordia International segment, Hg Capital and Cinven, in relation to the pricing of one of the three products, liothyronine, in the United Kingdom between November 2007 and at least July 2017. A statement of objections is a formal statement by the CMA that it considers that a competition infringement may have occurred. On February 15, 2018, the Company announced that the CMA notified the Company that it was closing its investigation related to Fusidic Acid, also one of the three products under investigation. On April 20, 2018, the Company responded in detail to the statement of objections.

On March 3, 2017, the Company announced that the CMA issued a statement of objections to a third party and the Company in relation to the supply of 10mg hydrocortisone tablets in the UK between 2013 and 2016. On May 26, 2017, the Company responded in detail to the statement of objections and on July 20, 2017 the Company attended an oral hearing to present the key points of its response to the CMA decision panel. This investigation includes matters that pre-date the Company’s ownership of the Concordia International segment.

On October 11, 2017, the Company announced that the CMA commenced additional investigations in relation to the UK pharmaceutical sector, and that the Concordia International segment and certain of its products are part of the inquiry. These investigations are at an early information gathering stage and the CMA has confirmed that, at this time, it has not reached a conclusion on whether competition law has been infringed. These investigations include matters that predate the Company's ownership of the Concordia International segment, and involve the following products: Carbimazole, Nitrofurantoin, Prochlorperazine, Dicycloverine, Trazodone and Nefopam.

During the first quarter of 2016, the Company became aware that a third party had notified wholesalers, through listing services, of its intent to distribute and sell in certain US regions a non-FDA approved copy of

[23]

Concordia International Corp.
Notes to Unaudited Condensed Interim Consolidated Financial Statements
(Stated in thousands of U.S. Dollars, except per share amounts and where otherwise stated)

Donnatal®. On January 6, 2016, the Company commenced a lawsuit against the third party and its principal owner claiming damages from such conduct, and on April 29, 2016 and May 3, 2016 commenced proceedings against two listing services for the continued listing of the products in their database. In May 2016, the Company became aware that this non-FDA approved product was introduced into certain US regions. On October 4, 2016 and November 16, 2016, the Company dismissed its claims against the listing services on a without prejudice basis, respectively. On March 15, 2017, the court ruled on the third party's motion to dismiss the Company's claim, denying such motion in part and granting it in part. On March 29, 2017, the third party filed its answer and counter claim in response to the Company's claim. On August 16, 2017, this third party filed a motion to amend its counterclaim to add factual allegations detailing the scope of the Company's campaign to disparage its products and interfere with its contractual and business relationships. On November 8, 2017, the court granted the Company's motion for leave to file its second amended complaint, permitting the Company to include its direct false advertising claim. The Company continues to pursue this lawsuit vigorously. In a similar lawsuit commenced against Method Pharmaceuticals, LLC ("Method") and its principal owner, the Company received a favorable jury verdict on April 21, 2016 and was awarded damages in the amount of approximately $733. On March 2, 2017, the United States District Court - Western District of Virginia, Charlottesville Division, granted the Company's motion for enhanced damages in part, to amend the judgment against Method and its principal owner to reflect an award of damages in the total amount of approximately $2.2 million. On March 30, 2017, Method filed a motion to reconsider the order on enhanced damages. On April 13, 2017, the Company filed an opposition to Method's motion to reconsider. On July 19, 2017, the court denied Method's motion to reconsider and further awarded the Company an additional $15 in costs. On August 30, 2017, Method filed a notice of appearance with the United States Court of Appeals for the Fourth Circuit to appeal the enhanced damages award. On February 1, 2018, Method and its principal owner and the Company settled the enhanced damages award.

During the second quarter of 2017, the Company became aware that an additional third party had launched a competitor product to Donnatal®. The Company continues to assess its legal rights against such third party.

The Company was subject to a class action proceeding in relation to one of its third party distributors purportedly faxing unsolicited advertisements to market Ulesfia® in violation of the Telephone Consumer Protection Act. On April 9, 2017, the court in this action dismissed the Company's motion to dismiss and on June 8, 2017 the court denied the Company's motion for reconsideration. On November 6, 2017, the court issued an order re-evaluating its previous finding of personal jurisdiction, which order required the plaintiffs in this action to make a new submission rebutting the evidence submitted by defendants showing that there is no personal jurisdiction. On December 1, 2017, the court dismissed this claim against the Company for lack of personal jurisdiction.

On September 16, 2016, the Company announced the introduction of a bill into the U.K. House of Commons to amend and extend existing provisions of the National Health Service Act 2006 to enable the Secretary of State to help manage the cost of health service medicines. On April 27 2017, the U.K. government accorded Royal Assent to the Act. The Act introduces provisions in connection with controlling the cost of health service medicines and other medical supplies. The Act also introduces provisions in connection with the provision of pricing and other information by manufacturers, distributors and suppliers of those medicines and medical supplies. The Company continues to monitor the implementation of the Act. While the effects of the Act are unknown at this time, the Act could impose certain risks and uncertainties on the Company's operations and cash flows.
17. Financial Risk Management
The Company’s activities expose it to certain financial risks, including currency risk, interest rate risk, credit risk and liquidity risk.
The unaudited condensed interim consolidated financial statements do not include all financial risk management information and disclosures required in the annual consolidated financial statements, and therefore should be read in conjunction with the Company's annual consolidated financial statements as at and for the year ended December 31, 2017.

[24]

Concordia International Corp.
Notes to Unaudited Condensed Interim Consolidated Financial Statements
(Stated in thousands of U.S. Dollars, except per share amounts and where otherwise stated)

Currency Risk
The Company operates primarily in USD, GBP and European Euro ("EUR"). Foreign exchange risk arises from future commercial transactions, recognized assets and liabilities and net investments in foreign operations.
The table below shows the extent to which the Company has net monetary assets (liabilities) in currencies other than the functional currency of the Company.

As at	Mar 31, 2018	Dec 31, 2017
(Amounts in USD)
GBP	142,524	114,865
EUR	12,048	11,403
Indian Rupees	14,537	14,866
Swedish Krona	8,998	8,040
Australian Dollars	5,557	4,038
South African Rand	4,448	4,781
Papua New Guinea Kina	2,977	3,179
Canadian Dollars	1,217	447
Other	8,675	10,856
Total	200,981	172,475

Interest Rate Risk
The long-term debt which bears interest at floating rates is subject to interest rate cash flow risk resulting from market fluctuations in interest rates. Contingent consideration payable and certain long-term debt bear interest at a fixed rate of interest, and as such are subject to interest rate price risk resulting from changes in fair value from market fluctuations in interest rates. A 1% appreciation (depreciation) in the interest rate would result in the following:

	Three months ended
	Mar 31, 2018	Mar 31, 2017
Impact of a 1% increase in interest rates for contingent purchase consideration payable on net loss	63	137
Impact of a 1% decrease in interest rates for contingent purchase consideration payable on net loss	(66)	(146)
Impact of a 1% increase in interest rates above LIBOR floor for long-term debt on net loss	(4,331)	(4,255)
Credit Risk
The Company’s investment policies are designed to mitigate the possibility of deterioration of principal, enhance the Company’s ability to meet its liquidity needs and provide high returns within those parameters. Management monitors the collectability of accounts receivable and estimates an allowance for doubtful accounts. As at March 31, 2018, the allowance for doubtful accounts was $2,411 (December 31, 2017 – $2,777).

Concentrations of credit risk
Financial instruments that potentially subject the Company to significant concentrations of credit risk primarily consist of accounts receivable.
The Company evaluates the recoverability of its accounts receivable on an on-going basis. As of March 31, 2018 the Company’s three largest U.S. wholesale customers account for approximately 26% or $39 million of net

[25]

Concordia International Corp.
Notes to Unaudited Condensed Interim Consolidated Financial Statements
(Stated in thousands of U.S. Dollars, except per share amounts and where otherwise stated)

trade receivables and 18% or $27 million of total revenue. The Company does not consider there to be additional concentration risk within the Concordia International segment.
Liquidity Risk
The Company has a planning and budgeting process in place to determine funds required to support the Company's normal operating requirements on an ongoing basis. Since inception, the Company has financed its cash requirements primarily through issuances of securities, short-term borrowings and issuances of long-term debt. The Company controls liquidity risk through management of working capital, cash flows and the availability and sourcing of financing.

Refer to Note 2 for a further discussion on the Company's realignment of its capital structure and related liquidity considerations.

The following tables summarize the Company’s significant contractual undiscounted cash flows as at March 31, 2018:

As at	Mar 31, 2018
Financial Instruments	< 3 months	3 to 6 months	6 months to 1 year	1 to 2 years	2 to 5 years	Thereafter	Total
Trade payables and accrued liabilities	96,775	—	—	—	—	—	96,775
Provisions	23,682	4,944	3,595	—	—	—	32,221
Long-term debt (a)	3,703,357	—	—	—	—	—	3,703,357
Interest on long-term debt (b)	159,131	—	—	—	—	—	159,131
Purchase consideration payable	6,986	—	—	—	3,770	—	10,756
Cross currency swap liability	114,431	—	—	—	—	—	114,431
	4,104,362	4,944	3,595	—	3,770	—	4,116,671

(a) Long-term debt cash flows include an estimate of the minimum required annual excess cash flow sweep (refer to Note 13 (a)). No payments of excess cash flow are expected to be made in 2018. In addition, any payments that would be due as a result of the excess cash flow calculation would be stayed by the CBCA preliminary interim order. Refer to Notes 2 and 13 for details on long-term debt classification as at March 31, 2018 and the CBCA Proceedings.
(b) The contractual interest amount as at March 31, 2018 reflects the accrued interest payable on long-term debt.
18. Financial Instruments – Fair Value Estimation
Accounting classifications and fair values
The fair value of a financial asset or liability is the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale. For the financial assets and liabilities of the Company, the fair values have been estimated as described below:

Cash and cash equivalents	- approximates to the carrying amount;
Long-term debt	- based on quoted price, or by reference to observable quoted prices for similar long-term debt;
Receivables and payables	- approximates to the carrying amount

The following table presents the fair value of financial assets and financial liabilities, including their levels in the fair value hierarchy:

[26]

Concordia International Corp.
Notes to Unaudited Condensed Interim Consolidated Financial Statements
(Stated in thousands of U.S. Dollars, except per share amounts and where otherwise stated)

As at	Mar 31, 2018
	Level 1	Level 2	Level 3	Total
Financial liabilities measured at fair value through profit or loss
Purchase consideration	—	6,986	1,822	8,808
	—	6,986	1,822	8,808

As at	Dec 31, 2017
	Level 1	Level 2	Level 3	Total
Financial liabilities measured at fair value through profit or loss
Purchase consideration	—	6,986	1,398	8,384
	—	6,986	1,398	8,384
The current portion of purchase consideration as at March 31, 2018 is $6,986 (December 31, 2017 - $1,835).
Measurement of fair values

Purchase Consideration	Valuation Technique	Fair Value Hierarchy	Discount Rate	Purchase Consideration as at Mar 31, 2018
Pinnacle earn-out	Discounted cash flows	Level 3	19%	1,822
Pinnacle annual payments	Present value	Level 2	19%	6,986
Total purchase consideration				8,808
Less: current portion				(6,986)
Long-term portion				1,822
There were no changes in valuation techniques used in measuring Level 2 and Level 3 fair values associated with purchase consideration and derivative financial instruments, during the period.

There were no transfers between Level 2 and Level 3 during the period.

During the three month period ended March 31, 2018 interest expense and changes in fair value of $425 (2017 - $718) related to purchase consideration was recognized in the consolidated statements of loss. The annual payments are expected to be addressed as part of the Recapitalization Transaction.
19. Capital Management

The Company’s capital management objectives are to safeguard its ability to provide returns for shareholders and benefits for other stakeholders, by ensuring it has sufficient cash resources to fund its activities, to pursue its commercialization efforts and to maintain its ongoing operations. The Company includes long-term debt and shareholders’ deficit in the definition of capital.
The below table sets forth the Company’s capital structure:

As at	Mar 31, 2018	Dec 31, 2017
Long-term debt (Note 13)	3,703,357	3,688,418
Shareholders' Deficit	(1,977,056)	(1,910,513)
	1,726,301	1,777,905

[27]

Concordia International Corp.
Notes to Unaudited Condensed Interim Consolidated Financial Statements
(Stated in thousands of U.S. Dollars, except per share amounts and where otherwise stated)

20. Segmented Reporting

Operating Segments

The Company has two reportable operating segments: Concordia International and Concordia North America, as well as a Corporate cost centre. A brief description of each is as follows:
Concordia International
The Concordia International segment consists of a diversified portfolio of branded and generic products that are sold to wholesalers, hospitals and pharmacies in over 90 countries. The Concordia International segment specializes in the acquisition, licensing and development of off-patent prescription medicines, which may be niche, hard to make products. The segment’s over 200 products are manufactured and sold through an out-sourced manufacturing network and marketed internationally through a combination of direct sales and local distribution relationships. The Concordia International segment operates primarily outside of the North American marketplace.
Concordia North America
The Concordia North America segment has a diversified product portfolio that focuses primarily on the United States pharmaceutical market. These products include, but are not limited to, Donnatal® for the treatment of irritable bowel syndrome; Zonegran® for the treatment of partial seizures in adults with epilepsy; Nilandron® for the treatment of metastatic prostate cancer; Lanoxin® for the treatment of mild to moderate heart failure and atrial fibrillation; Plaquenil® for the treatment of lupus and rheumatoid arthritis; and Photofrin® for the treatment of certain types of cancer. Concordia North America’s product portfolio consists of branded products and authorized generic contracts. The segment’s products are manufactured through an out-sourced production network and sold primarily through a third party distribution network in the United States.
Corporate
The Corporate cost centre represents certain centralized costs including costs associated with the Company's head office and senior management located in Canada and costs associated with being a public reporting entity.

The following tables set forth operating income (loss), goodwill, total assets and total liabilities by reportable operating segment for the three month period ended March 31, 2018 and 2017.

[28]

Concordia International Corp.
Notes to Unaudited Condensed Interim Consolidated Financial Statements
(Stated in thousands of U.S. Dollars, except per share amounts and where otherwise stated)

	Concordia International	Concordia North America	Corporate	Three months ended March 31, 2018

Revenue	112,950	39,314	—	152,264
Cost of sales	41,673	9,485	—	51,158
Gross profit	71,277	29,829	—	101,106

Operating expenses
General and administrative	6,849	1,332	3,997	12,178
Selling and marketing	6,866	2,932	—	9,798
Research and development	5,814	1,292	—	7,106
Acquisition related, restructuring and other	5,472	(98)	10,120	15,494
Share based compensation	—	—	1,267	1,267
Amortization of intangible assets	47,116	18,475	16	65,607
Depreciation expense	388	23	59	470
Fair value (gain) loss	—	425	—	425
Total operating expenses	72,505	24,381	15,459	112,345

Operating income (loss)	(1,228)	5,448	(15,459)	(11,239)

	Concordia International	Concordia North America	Corporate	Three months ended March 31, 2017

Revenue	118,729	41,828	—	160,557
Cost of sales	37,501	7,641	—	45,142
Gross profit	81,228	34,187	—	115,415

Operating expenses
General and administrative	6,562	1,548	5,638	13,748
Selling and marketing	5,989	3,763	—	9,752
Research and development	5,747	2,237	—	7,984
Acquisition related, restructuring and other	3,731	6	1,479	5,216
Share based compensation	—	2	2,950	2,952
Amortization of intangible assets	27,161	29,544	12	56,717
Depreciation expense	401	26	61	488
Fair value (gain) loss	178	(582)	596	192
Total operating expenses	49,769	36,544	10,736	97,049

Operating income (loss)	31,459	(2,357)	(10,736)	18,366

[29]

Concordia International Corp.
Notes to Unaudited Condensed Interim Consolidated Financial Statements
(Stated in thousands of U.S. Dollars, except per share amounts and where otherwise stated)

Income (loss) before tax includes the total operating income (loss) above plus other income and expense which do not form part of any reportable operating segment.

	Concordia International	Concordia North America	Corporate	Total
As at				Mar 31, 2018
Goodwill	225,723	27,966	—	253,689

Total assets	1,718,604	522,538	83,484	2,324,626

Total liabilities	374,041	50,322	3,877,319	4,301,682

As at				Dec 31, 2017
Goodwill	216,991	27,966	—	244,957

Total assets	1,670,351	543,530	108,454	2,322,335

Total liabilities	373,166	48,895	3,810,787	4,232,848

Geographic Information
The Company has major operations in Barbados, Canada, Ireland, Jersey, the United States and the United Kingdom. The following table sets forth revenue by geographic location based on contracted entity (excluding inter-company transactions):

For the three month period ended					Mar 31, 2018
	Barbados	United States	United Kingdom & Jersey	Ireland	All other countries	Total
Revenue	38,476	838	72,387	3,951	36,612	152,264

For the three month period ended					Mar 31, 2017
	Barbados	United States	United Kingdom & Jersey	Ireland	All other countries	Total
Revenue	38,938	2,890	86,564	3,230	28,935	160,557

Product Revenue by Category
Concordia International

	Three months ended
	Mar 31, 2018	Mar 31, 2017
Branded	53,085	47,149
Generics	59,865	71,580
Total	112,950	118,729

[30]

Concordia International Corp.
Notes to Unaudited Condensed Interim Consolidated Financial Statements
(Stated in thousands of U.S. Dollars, except per share amounts and where otherwise stated)

Concordia North America

	Three months ended
	Mar 31, 2018	Mar 31, 2017
Branded	32,299	30,647
Authorised Generics and other	7,015	11,181
Total	39,314	41,828

The following table sets forth assets and liabilities by geographic location (excluding inter-company balances and investments in subsidiaries):

As at	Mar 31, 2018
	Barbados	Canada	United States	United Kingdom & Jersey	Ireland	All other countries (1)	Total

Current assets	84,186	83,126	9,219	262,829	97,469	44,759	581,588
Non-current assets	414,717	358	14,416	1,163,897	66,369	83,281	1,743,038
Total assets	498,903	83,484	23,635	1,426,726	163,838	128,040	2,324,626

Current liabilities	46,746	3,877,319	767	200,789	33,602	3,862	4,163,085
Non-current liabilities	2,809	—	—	114,374	—	21,414	138,597
Total liabilities	49,555	3,877,319	767	315,163	33,602	25,276	4,301,682

As at	Dec 31, 2017
	Barbados	Canada	United States	United Kingdom & Jersey	Ireland	All other countries (1)	Total

Current assets	86,342	108,021	10,323	213,441	105,320	44,161	567,608
Non-current assets	433,083	433	13,782	1,153,633	69,890	83,906	1,754,727
Total assets	519,425	108,454	24,105	1,367,074	175,210	128,067	2,322,335

Current liabilities	38,800	3,810,787	2,526	201,629	33,206	4,056	4,091,004
Non-current liabilities	7,569	—	—	112,207	—	22,068	141,844
Total liabilities	46,369	3,810,787	2,526	313,836	33,206	26,124	4,232,848

Notes:
(1) All other countries is comprised primarily of Australia, India, Netherlands and Sweden.

[31]

Concordia International Corp.
Notes to Unaudited Condensed Interim Consolidated Financial Statements
(Stated in thousands of U.S. Dollars, except per share amounts and where otherwise stated)

21. Directors and key management compensation

Compensation, consisting of salaries, performance and retention bonuses, other benefits, severance and director fees to key management personnel and directors for the three month period ended March 31, 2018 amounted to $1,946 (2017 – $1,315).

Share based compensation expense recorded for key management and directors, for the three month period ended March 31, 2018 amounted to $494 (2017 – $1,883).
22. Nature of expenses

The nature of expenses included in cost of sales and operating expenses are as follows:

	Three months ended
	Mar 31, 2018	Mar 31, 2017
Production, manufacturing and distribution costs	51,158	45,142
Salaries, bonus and benefits	13,661	11,941
Sales and marketing expenses	6,227	6,588
Research and development expenses	4,791	5,967
Share-based compensation	1,267	2,952
Amortization and depreciation	66,077	57,205
Fair value (gain) loss	425	192
Professional fees including restructuring costs	16,291	7,981
Travel expenses	774	695
Rent and facilities	796	659
Other expenses	2,036	2,869
Total	163,503	142,191

Acquisition related, restructuring and other costs during the three month period ended March 31, 2018 were primarily comprised of $8,261 of costs associated with the Company's realignment of its capital structure. Refer to Notes 2 and 24.
23. Non-cash working capital

Changes in non-cash working capital is comprised of:

	Three months ended
	Mar 31, 2018	Mar 31, 2017
Accounts receivable	(2,843)	18,430
Inventory	6,830	1,160
Prepaid expenses and other current assets	(1,662)	2,029
Trade payables and accrued liabilities	1,210	(4,131)
Provisions	(1,552)	(1,959)
Other liabilities	(11)	(11)
Changes in non-cash working capital	1,972	15,518

[32]

Concordia International Corp.
Notes to Unaudited Condensed Interim Consolidated Financial Statements
(Stated in thousands of U.S. Dollars, except per share amounts and where otherwise stated)

24. Subsequent Events

Management and Board of Directors Changes
On May 2, 2018, the Company announced that it appointed Graeme Duncan as its new Interim Chief Executive Officer, and also announced the departure of Allan Oberman, the Company's former Chief Executive Officer and Board member. The Company paid approximately $7.7 million in severance to the former Chief Executive Officer.
On May 2, 2018, the Company also announced that it appointed Guy Clark as the Company's Chief Corporate Development Officer, and also announced the departure of Sarwar Islam, the Company's former Chief Corporate Development Officer.
Capital realignment
On May 2, 2018, the Company announced a proposed Recapitalization Transaction, as described in Note 2, that includes a plan to raise new equity capital of $586.5 million, and to reduce the Company’s total outstanding debt by approximately $2.4 billion. Additionally, as part of the Recapitalization Transaction, the Company confirmed the termination amount of the Currency Swaps of $114,431.
In connection with the proposed Recapitalization Transaction, the Company entered into a Support Agreement with certain holders of the Company’s existing secured debt (the "Secured Debt") and certain holders of the Company’s existing unsecured debt (the "Unsecured Debt") that are subject to confidentiality agreements with Concordia and which hold in the aggregate approximately $1.6 billion in principal amount, or approximately 72%, of the Company’s Secured Debt and approximately $1.0 billion in principal amount, or approximately 64% of the Company’s Unsecured Debt (the “Initial Consenting Debtholders”). The Initial Consenting Debtholders are comprised of an ad hoc committee of holders of Secured Debt and an ad hoc committee of holders of Unsecured Debt. Pursuant to the Support Agreement, the Initial Consenting Debtholders have, among other things, agreed to support the Recapitalization Transaction and vote in favour of the plan of arrangement (the "CBCA Plan") in Concordia’s CBCA Proceedings under which the Recapitalization Transaction is expected to be implemented.
In addition, on May 2, 2018 Concordia obtained an interim order (the "Interim Order") issued by the Court in the CBCA Proceedings authorizing, among other things, the holding of the following meetings (the "Meetings") scheduled for June 19, 2018: (i) a meeting of holders of the Secured Debt (the “Secured Debtholders”); (ii) a meeting of holders of the Unsecured Debt (the “Unsecured Debtholders”); and (iii) a meeting of holders of the Company’s common shares (the “Shareholders”), in each case to consider and vote upon, among other things, the CBCA Plan to implement the Recapitalization Transaction.
The Recapitalization Transaction contemplates the following key terms and conditions:
Secured Debt

•
The Company’s Secured Debt in the aggregate principal amount of approximately $2.2 billion, plus accrued and unpaid interest, will be exchanged for (i) cash in an amount equal to any outstanding accrued and unpaid interest (at contractual non-default rates) in respect of the Secured Debt, (ii) cash in the amount of $500 million (the “Secured Creditor Cash Pool”), (iii) any Additional Cash Amount (as defined below) and (iv) new secured debt ("New Secured Debt") comprised of new senior secured term loans (“New Senior Secured Term Loans”) and new senior secured notes (“New Senior Secured Notes”). The Company expects the aggregate principal amount of the New Secured Debt to be issued to Secured Debtholders pursuant to the Recapitalization Transaction to be approximately $1.4 billion;

•
Each Secured Debtholder will receive its pro rata share of the New Secured Debt, in the form of either New Senior Secured Term Loans or New Senior Secured Notes depending on the type of Secured Debt held by such Secured Debtholder, subject to (i) holders of the Company’s existing secured term loans as of the record date of May 9, 2018 (the “Record Date”) having the right to elect to receive their New Secured Debt in the form of New Senior Secured Notes, provided that any such elections may be subject to certain re-allocations pursuant to the terms of the Recapitalization Transaction, and (ii) Secured

[33]

Concordia International Corp.
Notes to Unaudited Condensed Interim Consolidated Financial Statements
(Stated in thousands of U.S. Dollars, except per share amounts and where otherwise stated)

Debtholders receiving New Senior Secured Term Loans having the right to elect to receive their New Senior Secured Term Loans denominated in U.S. dollars or Euros, provided that any such elections may be subject to certain re-allocations pursuant to the terms of the Recapitalization Transaction;

•
Secured Debtholders as of the Record Date who vote in favour of the CBCA Plan on or prior to the early consent date of June 6, 2018 (the “Early Consent Date”), as it may be extended by Concordia (the “Early Consenting Secured Debtholders”) will be entitled to receive on implementation of the Recapitalization Transaction pursuant to the CBCA Plan early consent consideration in the form of cash equal to 5% of the principal amount of Secured Debt owing to such Early Consenting Secured Debtholder as of the Record Date and voted in favour of the CBCA Plan (the “Secured Debtholder Early Consent Cash Consideration”) as additional consideration in exchange for their Secured Debt;

•
If the aggregate amount of Secured Debtholder Early Consent Cash Consideration that becomes payable pursuant to the Recapitalization Transaction is less than $100 million, then an amount equal to the difference between $100 million and the amount of Secured Debtholder Early Consent Cash Consideration that becomes payable (the “Additional Cash Amount”) will be paid on a pro rata basis to each Secured Debtholder as additional consideration in exchange for their Secured Debt; and

•
The final principal amount of New Secured Debt to be issued pursuant to the Recapitalization Transaction shall be in such amount that results in the aggregate consideration payable to Secured Debtholders pursuant to the Recapitalization Transaction by way of the Secured Creditor Cash Pool, the New Secured Debt and the Secured Debtholder Early Consent Cash Consideration (but not including the payment of accrued and unpaid interest or the Additional Cash Amount) being equal to 93.3835% of the principal amount of Secured Debt owing to such Secured Debtholders if such Secured Debtholders are Early Consenting Secured Debtholders, and approximately 88.3835% of the principal amount of Secured Debt owing to such Secured Debtholders if such Secured Debtholders are not Early Consenting Secured Debtholders.

Unsecured Debt

•
The Company’s Unsecured Debt in the aggregate principal amount of approximately $1.6 billion, plus accrued and unpaid interest, will be exchanged for (i) new common shares of Concordia representing approximately 8% of the outstanding common shares of Concordia immediately following the implementation of the Recapitalization Transaction (the “Unsecured Debt Exchange Shares”) and (ii) any Reallocated Unsecured Shares (as defined below);

•
Unsecured Debtholders as of the Record Date who vote in favour of the CBCA Plan on or prior to the Early Consent Date, as it may be extended by Concordia (the “Early Consenting Unsecured Debtholders”) will be entitled to receive on implementation of the Recapitalization Transaction pursuant to the CBCA Plan early consent consideration in the form of new common shares of Concordia equal to their pro rata share (calculated based on the principal amount of Unsecured Debt held by such Early Consenting Unsecured Debtholder as at the Record Date and voted in favour of the CBCA Plan, divided by the aggregate principal amount of Unsecured Debt outstanding as at the Record Date) of a pool of common shares (the “Unsecured Early Consent Share Pool”) representing approximately 4% of the outstanding common shares of Concordia immediately following implementation of the Recapitalization Transaction pursuant to the CBCA Plan (the “Unsecured Debtholder Early Consent Shares”) as additional consideration in exchange for their Unsecured Debt; and

•
If less than 100% of Unsecured Debt is voted in favour of the CBCA Plan by Early Consenting Unsecured Debtholders, any shares remaining in the Unsecured Early Consent Share Pool not issued as Unsecured Debtholder Early Consent Shares (the “Reallocated Unsecured Shares”) will be issued to all holders of Unsecured Debt on a pro rata basis as additional consideration for their Unsecured Debt.

Private Placement

•
Approximately $586.5 million (the “Total Offering Size”) in cash will be invested to acquire new common shares of Concordia representing in the aggregate approximately 88% of the outstanding common shares of Concordia immediately following the implementation of the Recapitalization Transaction (the “Private Placement Shares”) by certain parties who executed the Subscription Agreement with the Company

[34]

Concordia International Corp.
Notes to Unaudited Condensed Interim Consolidated Financial Statements
(Stated in thousands of U.S. Dollars, except per share amounts and where otherwise stated)

concurrently with the execution of the Support Agreement (the “Private Placement Parties”) pursuant to a private placement (the “Private Placement”);

•
The proceeds of the Private Placement will be used towards paying the Secured Creditor Cash Pool and the Secured Debtholder Early Consent Cash Consideration to be paid as part of the consideration for the exchange of the Secured Debt;

•
Each of the Private Placement Parties will be entitled to receive its pro rata share (based on its subscription commitment) of cash consideration in the aggregate amount of $44 million (subject to any corresponding adjustments to the extent the Total Offering Size is reduced pursuant to the terms of the Subscription Agreement) (the “Private Placement Consideration”), which is payable on the terms set out in the Subscription Agreement, including on completion of the Recapitalization Transaction and certain earlier events; and

•
Pursuant to the Subscription Agreement, the Private Placement Parties and the Company expect to agree on certain governance terms and registration rights.  The governance terms will be described in more detail in the Company’s management information circular to be mailed to Secured Debtholders, Unsecured Debtholders and Shareholders in connection with the various Meetings to be held to approve the CBCA Plan.

Existing Shares and Equity Claims

•
Upon completion of the Recapitalization Transaction, existing Shareholders will retain their existing common shares of Concordia, subject to a share consolidation of one common share in exchange for 300 existing common shares to be implemented as part of the Recapitalization Transaction (the “Share Consolidation”) and the dilution resulting from the issuance of common shares pursuant to the Recapitalization Transaction, such that the existing Shareholders will own approximately 0.35% of the outstanding common shares of Concordia immediately following implementation of the Recapitalization Transaction; and

•
All other equity interests in Concordia, including all options, warrants, rights or similar instruments, will be cancelled on implementation of the Recapitalization Transaction pursuant to the CBCA Plan, and all equity claims, other than existing equity class action claims against Concordia ("Existing Equity Class Action Claims"), will be released pursuant to the CBCA Plan, provided that any recovery in respect of any Existing Equity Class Action Claims will be limited to recovery as against any applicable insurance policies maintained by the Company.

Share Dilution

•
The existing common shares retained by the Shareholders upon implementation of the Recapitalization Transaction and the common shares to be issued under the CBCA Plan, including the Unsecured Debt Exchange Shares, the Reallocated Unsecured Shares, the Unsecured Debtholder Early Consent Shares and the Private Placement Shares, shall be subject to dilution following the completion of the Recapitalization Transaction pursuant to the issuance of any new common shares under the management equity incentive plan to be adopted pursuant to the Recapitalization Transaction.

Subject to the satisfaction or waiver of applicable conditions, the Recapitalization Transaction is expected to be completed by July 31, 2018.
In connection with the Recapitalization Transaction, it is anticipated that Concordia will continue from the Business Corporations Act (Ontario) to the CBCA.

Alternative Implementation Process
The Recapitalization Transaction is being implemented pursuant to the CBCA Plan. The Company is also soliciting votes to advance the Recapitalization Transaction pursuant to insolvency proceedings under Chapter 11 of the United States Bankruptcy Code (a “Chapter 11 Process”), contemporaneously with soliciting votes in respect of the CBCA Plan. Concordia currently intends to complete and implement the CBCA Plan pursuant to the CBCA

[35]

Concordia International Corp.
Notes to Unaudited Condensed Interim Consolidated Financial Statements
(Stated in thousands of U.S. Dollars, except per share amounts and where otherwise stated)

Proceedings. Contemporaneous solicitation of votes in respect of a Chapter 11 Process ensures that the Company has the future ability to also complete the Recapitalization Transaction under such an alternative implementation process if the Company elects to do so in the future, subject to certain conditions and consent requirements as provided for in the Support Agreement. In addition, in accordance with the terms of the Interim Order, a vote cast in favour of the CBCA Plan at the Meetings may also be counted in favour of implementing a plan of arrangement on substantially similar terms in any insolvency proceedings under the Companies’ Creditors Arrangement Act (Canada) that may be commenced by the Company, to the extent such proceedings are consented to by the majority Private Placement Parties and the majority initial consenting debtholders.

[36]